Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Balance Sheets
(Unaudited)
As at December 31, 2017 and March 31, 2017

(Prepared in Canadian dollars)

	December 31,	March 31,
	2017	2017
	$	$

ASSETS

Current assets
Cash and cash equivalents	1,285,495	4,701,108
Amounts receivable (note 9)	45,167	163,668
Prepaid expenses	168,581	178,998
Deferred financing costs	17,624	-
	1,516,867	5,043,774

Property and equipment	406,222	494,666
Goodwill	1,254,930	1,254,930

	3,178,019	6,793,370

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	754,229	516,883
Derivative liability (note 4)_	6,046	197,613
	760,275	714,496

Convertible note (note 4)	1,884,443	1,818,473
Accrued interest (note 4)	279,607	146,696

	2,924,325	2,679,665

SHAREHOLDERS’ EQUITY (note 5)
Capital stock	70,000,001	70,000,001
Contributed surplus	7,142,055	6,778,227
Options	10,655,965	10,379,989
Warrants	4,103	281,989
Deficit	(87,548,430)	(83,326,501)

	253,694	4,113,705

	3,178,019	6,793,370

Going concern (note 1)
Subsequent events (notes 1 and 13)

Approved by the Audit Committee of the Board of Directors

"Peter H. Kappel" (signed)	"David Ju" (signed)
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and nine months ended December 31, 2017 and 2016

(Prepared in Canadian dollars)

	Three months ended		Nine months ended
		December 31		December 31
	2017	2016	2017	2016
	$	$	$	$

REVENUE
Royalty income (note 2(a))	14,041	30,158	41,590	79,007

EXPENSES
Research and development (note 6)	471,221	480,624	1,490,423	1,681,031
Intellectual property	530,192	231,506	1,321,145	969,427
General and administrative (note 7)	464,563	796,400	1,346,363	1,844,910

	1,465,976	1,508,530	4,157,931	4,495,368

LOSS FROM OPERATIONS	(1,451,935)	(1,478,372)	(4,116,341)	(4,416,361)

INTEREST AND OTHER INCOME	6,824	7,564	48,529	38,008

INTEREST EXPENSE (note 5)	(67,326)	(64,160)	(198,881)	(161,621)

FOREIGN EXCHANGE GAIN (LOSS)	3,319	24,434	(44,082)	39,928

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 5)	121	124,305	88,846	88,040

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,508,997)	(1,386,229)	(4,221,929)	(4,412,006)

BASIC AND DILUTED LOSS PER SHARE	(0.04)	(0.04)	(0.11)	(0.12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited)
For the nine months ended December 31, 2017 and 2016

(Prepared in Canadian dollars)

	Number of
	fully paid						Total
	common	Capital	Contributed				shareholders’
	shares	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2016	35,832,750	64,936,947	6,487,975	9,779,276	458,187	(77,550,164)	4,112,221

Loss and comprehensive loss for the period	-	-	-	-	-	(4,412,006)	(4,412,006)

Rights offering (note 5(a))	1,990,708	5,136,027	-	-	-	-	5,136,027

Share issue costs	-	(112,833)	-	-	-	-	(112,833)

Options exercised	3,717	39,860	-	(39,860)	-	-	-

Warrants expired	-	-	178,370	-	(178,370)	-	-

Warrant adjustment	-	-	-	-	2,172	-	2,172

Stock-based compensation expense (note 5(c))	-	-	-	654,657	-	-	654,657

Balance - December 31, 2016	37,827,175	70,000,001	6,666,345	10,394,073	281,989	(81,962,170)	5,380,238

Balance - March 31, 2017	37,827,175	70,000,001	6,778,227	10,379,989	281,989	(83,326,501)	4,113,705

Loss and comprehensive loss for the period	-	-	-	-	-	(4,221,929)	(4,221,929)

Options forfeited (note 5(c))	-	-	81,839	(81,839)	-	-	-

Warrants issued (note 5(a))	-	-	-	-	4,103	-	4,103

Warrants expired (note 5(a))	-	-	281,989	-	(281,989)	-	-

Stock-based compensation expense (note 5(c))	-	-	-	357,815	-	-	357,815

Balance - December 31, 2017	37,827,175	70,000,001	7,142,055	10,655,965	4,103	(87,548,430)	253,694

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2017 and 2016
(Prepared in Canadian dollars)

	2017	2016
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(4,221,929)	(4,412,006)
Items not affecting cash
Amortization of deferred development costs	-	222,343
Amortization of property and equipment	106,656	109,763
Amortization of deferred revenue	-	(39,097)
Unrealized foreign exchange loss (gain)	36,725	(33,315)
Interest expense	198,881	161,621
Change in fair value of convertible note derivative liability	(88,846)	(88,040)
Financing expense	(98,617)	112,259
(Gain) loss on disposal of property and equipment	476	(17,891)
Stock-based compensation expense	357,814	654,657

	(3,708,840)	(3,329,706)
Changes in non-cash working capital items
Amounts receivable	118,501	102,276
Prepaid expenses	10,417	34,913
Accounts payable and accrued liabilities	219,985	(314,077)

	(3,359,937)	(3,506,594)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	-	19,431
Acquisition of property and equipment	(18,951)	(156,781)

	(18,951)	(137,350)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of convertible note	-	2,000,000
Convertible note issue costs	-	(77,655)
Issue of capital stock	-	5,136,027
Share issue costs	-	(81,315)

	-	6,977,057

FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS	(36,725)	33,315

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,415,613)	3,366,428

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	4,701,108	2,479,862

CASH AND CASH EQUIVALENTS – END OF PERIOD	1,285,495	5,846,290

INTEREST RECEIVED	21,099	29,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

1.	Going concern

Burcon NutraScience Corporation (“Burcon” or the “Company”) is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2017, the Company had minimal revenues from its technology and had an accumulated deficit of $87,548,430 (March 31, 2017 - $83,326,501). During the nine months ended December 31, 2017, the Company incurred a loss of $4,221,929 (2016 - $4,412,006) and had negative cash flow from operations of $3,359,936 (2016 - $3,506,594). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. As at December 31, 2017, the Company had cash and cash equivalents of $1,285,495 (March 31, 2017 - $4,701,108). These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On January 5, 2018, the Company announced that it will be offering rights (the “2018 Rights Offering”) to holders of its common shares (“Common Shares”) as at the close of business on January 16, 2018. Each holder of Common Shares will receive one transferable right (a "2018 Right") for each Common Share held. Every four 2018 Rights will entitle a holder to purchase one Common Share at a price of $0.57. A maximum of 9,456,793 Common Shares will be issued pursuant to the 2018 Rights Offering, with gross proceeds of $5.4 million and estimated net proceeds of $5.25 million. The 2018 Rights Offering will be conducted in Canada and the United States, where permitted, and in those jurisdictions where Burcon may lawfully offer the 2018 Rights. The 2018 Rights Offering is expected to close on February 13, 2018. In connection with the 2018 Rights Offering, Burcon has entered into a standby commitment agreement (the “2018 Standby Commitment Agreement”) with Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer on January 5, 2018. Pursuant to the 2018 Standby Commitment Agreement, Mr. Yap has agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the 2018 Rights Offering, that will result in 4,728,397 Common Shares being issued under the 2018 Rights Offering. As compensation for providing the 2018 Standby Commitment, Mr. Yap is entitled to receive non- transferrable share purchase warrants to acquire up to 1,182,099 Common Shares at an exercise price of $0.69 per share, which will expire two years after issuance. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the exercise of the Standby Warrants by Mr. Yap is subject to shareholder approval, which will be sought at Burcon’s next annual general meeting, which is expected to be held in September 2018.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

Although the Company expects to receive royalty revenues from its license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) from the sales of CLARISOY™, future royalty revenues cannot be ascertained at this time.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

a)	CLARISOY™

Burcon has a 20-year Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include the license to ADM of all intellectual property, including know-how and trade secrets concerning the manufacture and use of CLARISOY™, the engineering and design of an initial commercial CLARISOY™ production plant and a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since signing the agreement, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In November 2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

3.	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the board of Directors on February 8, 2018.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2017.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2017 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

Accounting standards issued and not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company is currently assessing the impact of IFRS 16.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18 - Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company is currently in the process of evaluating the impact of this standard on its financial statements but does not expect this standard to have a significant impact on the company’s consolidated financial statements. The Company expects to apply this standard on a modified retrospective basis using certain practical expedients. Under this approach, the 2017 comparative period will not be restated and a cumulative transitional adjustment to the opening balance of retained earnings, if any, will be recognized at the date of initial application.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management expects to apply the standard retrospectively using certain available transitional provisions and is in the process of evaluating the applicability of this new standard on the Company’s financial statements but does not expect any material impact from the adoption of IFRS 9. Generally, the Company expects that financial assets currently classified as loans and receivables will continue to be measured at amortized cost.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9. Management is currently assessing which of the additional disclosures required under IFRS 7 are applicable to Burcon.

4.	Convertible note

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of PT International Development Corporation Limited (“PT International”), formerly ITC Corporation Limited, an entity that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of $1.9 million. The Note bears interest at 8% per annum, compounded monthly. The Principal Amount and accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the “Maturity Date”), or voluntary prepayment by the Company. PT International may convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

Burcon has the right, before the Maturity Date, upon written notice to PT International of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to PT International an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of PT International, Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the date such interest is due and payable.

The conversion option was recorded as a derivative liability (note 11). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

Pursuant to the terms of the Note, the conversion price had to be adjusted upon the completion of the 2016 Rights Offering (note 5(a)). Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016 from $4.01 per share to $3.99 per share.

The Company incurred transaction costs of $77,655, of which $7,366 was recorded as financing expense in the first quarter of fiscal 2017, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in interest and other income in the condensed consolidated interim statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at December 31, 2017 were as follows: expected volatility of 88%, expected dividend per share of nil; risk-free rate of 1.58%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.4 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. The assumptions were reviewed as at March 31, 2017 and the change (decrease) in fair value of the derivative liability of $94,813 was recorded for the year ended March 31, 2017. As at December 31, 2017, the fair value of the net derivative liability was estimated to be $6,046, and the changes (decreases) in fair value of the derivative liability of $121 and $88,846 (2016 - $124,305 and $88,040) were recorded for the three and nine months ended December 31, 2017 (note 11).

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

5.	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

2016 Rights Offering

On November 30, 2016, the Company completed the 2016 Rights Offering for 1,990,708 common shares at $2.58 per common share for gross proceeds of $5,136,027, and net proceeds of $5.0 million. Burcon issued to each shareholder one right (the “2016 Right”) for each common share held by such shareholder. Every eighteen 2016 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.58 per common share.

Subject to certain conditions, two shareholders (the “2016 Guarantors”), PT International and Mr. Yap, had each agreed to provide a standby guarantee (the “2016 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,990,708 common shares being issued under the 2016 Rights Offering. As the 2016 Rights Offering was over-subscribed, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment. As consideration for the 2016 Standby Commitment, the 2016 Guarantors received share purchase warrants (“2016 Standby Warrants”) entitling the 2016 Guarantors to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that would be exercisable up to November 30, 2018. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors was subject to shareholder approvals, which were granted at Burcon's AGM held on September 7, 2017. The 2016 Standby Commitment Agreement gave rise to a financial asset and liability, which were initially recorded at fair value as a derivative asset and liability of $102,721, respectively, with the change in fair value to be recorded through profit and loss. As noted above, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment, and therefore the change in the fair value of the derivative asset of $102,721 was recognized as a financing expense in fiscal 2017. The 2016 Standby Warrants were issued after they were approved at the AGM. Burcon has estimated the value of the 2016 Standby Warrants to be $4,103 using the Black-Scholes option pricing model and has recorded the amount by which the derivative liability exceeded the fair value of the 2016 Standby Warrants as a credit to financing expense (note 7) during the second quarter of this year.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

2015 Rights Offering

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares (the “2015 Rights Offering”) at $2.26 per common share for gross proceeds of $3,507,620, and net proceeds of $3.4 million. Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including PT International, had each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was over-subscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment.

As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (“2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share exercisable up to April 30, 2017. The 2015 Standby Warrants expired unexercised on April 30, 2017.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity. As a result of the expiry of the 2015 Standby Warrants, $281,989 was reclassified from warrants to contributed surplus during the first quarter of this year. In addition, as a result of options forfeited, $81,839 was reclassified from options to contributed surplus during the current quarter.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2017, 3,309,393 (March 31, 2017 - 3,341,359) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.33 and $9.60 per common share. An additional 454,499 (March 31, 2017 – 422,533) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

		Nine months ended
	December 31, 2017		Year ended March 31, 2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding - Beginning of period	3,341,359	4.81	2,975,579	5.08

Granted	-	-	476,832	2.66
Exercised	-		(29,051)	2.42
Cancelled	(31,966)	4.39	(82,001)	3.23

Outstanding - End of period	3,309,393	4.81	3,341,359	4.81

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Options outstanding			Options exercisable

	Number			Number
	outstanding	Weighted		exercisable
Range	at	average	Weighted	at	Weighted
of	December	remaining	average	December	average
exercise	31,	contractual	exercise	31,	exercise
prices	2017	life	price	2017	price
$		(years)	$		$

2.33 - 4.16	2,264,393	7.12	2.79	1,930,250	2.84
6.78 - 9.60	1,045,000	2.26	9.18	1,045,000	9.18

	3,309,393			2,975,250

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2017	2017

Dividend yield	N/A	0.0%
Expected volatility	N/A	53.3%
Risk-free interest rate	N/A	1.6%
Expected forfeitures	N/A	8.7%
Expected average option term (years)	N/A	7.8

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the nine months ended December 31, 2017. The weighted average fair value of the options granted during the year ended March 31, 2017 was $1.53 per option.

For the three and nine months ended December 31, 2017, included in research and development expenses is $48,767 and $185,701, respectively, (2016 - $58,537 and $203,384) (note 6) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $49,137 and $172,113, respectively (2016 - $301,473 and $451,273) (note 7) of stock-based compensation.

6.	Research and development

	Three months ended		Nine months ended
		December 31		December 31

	2017	2016	2017	2016
	$	$	$	$

Salaries and benefits (note 5)	302,288	333,144	978,039	1,026,080
Laboratory operation	98,008	73,067	284,230	207,714
Amortization of property and equipment	34,561	38,248	105,441	107,642
Rent	21,702	22,845	65,074	68,463
Analyses and testing	10,391	11,111	40,251	36,351
Travel and meals	4,271	2,209	17,388	12,438
Amortization of deferred development costs	-	-	-	222,343

	471,221	480,624	1,490,423	1,681,031

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

7.	General and administrative

	Three months ended		Nine months ended
		December 31		December 31

	2017	2016	2017	2016
	$	$	$	$

Salaries and benefits (note 5)	268,948	544,842	831,620	1,184,164
Office supplies and services (note 9)	42,807	42,494	136,915	132,274
Professional fees	41,825	25,156	128,206	143,475
Investor relations	41,611	33,482	153,098	111,792
Travel and meals	31,199	17,519	74,751	56,716
Other	19,543	20,196	60,563	62,053
Transfer agent and filing fees	18,630	7,818	54,678	42,177
Financing expense (note 5)	-	104,893	(93,468)	112,259

	464,563	796,400	1,346,363	1,844,910

8.	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
		December 31		December 31

	2017	2016	2017	2016
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,508,997)	(1,386,229)	(4,221,929)	(4,412,006)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	37,827,175	36,504,178	37,827,175	36,057,373

Basic and diluted loss per share	(0.04)	(0.04)	(0.11)	(0.12)

For the three and nine months ended December 31, 2017 and 2016, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9.	Related party transactions

The Company engaged a company that is controlled by PT International, an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the three and nine months ended December 31, 2017 is $18,752 and $57,548, respectively (2016 - $20,117 and $60,125) for office space rental, services, and equipment rental.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

For the three and nine months ended December 31, 2017, included in general and administrative expenses (management fees) is $10 and $500, respectively (2016 - $391 and $1,135) for services provided to the Company. At December 31, 2017, $10 (March 31, 2017 - $161) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2017, included in interest and other income is $2,506 and $10,952, respectively (2016 - $2,011 and $10,796) for management services provided by the Company. At December 31, 2017, $435 (March 31, 2017 - $896) of this amount is included in amounts receivable.

Following shareholder approvals received at the AGM held on September 7, 2017, 497,677 share purchase warrants were issued to PT International and Mr. Yap, with an estimated fair value of $4,103. The Company recorded $98,617, representing the amount by which the value of the derivative liability exceeded the fair value of the 2016 Standby Warrants, as a credit to financing expense in the second quarter of this year.

Of the 388,011 2015 Standby Warrants that expired on April 30, 2017 (note 5(a)), 198,429 were issued to PT International.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of PT International (note 4).

10.	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2017	2016
	$	$

Short-term benefits	289,983	261,116
Option-based awards	54,455	299,533

	344,438	560,649

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

11.	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and the Note that bears interest at a fixed interest rate. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2017, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.21% and 1.02% per annum, respectively (2016 – 0.81% and 0.68% per annum). The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at December 31, 2017 is estimated to be a $13,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. Refer also to Note 1. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at December 31, 2017 is $3,033,836, of which $754,229 is due within the next 12 months.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, as well as the fair value of the derivative asset and liability related to the Standby Commitment, are level 3 fair values. The methods and assumptions used to determine the fair value are described in note 4 and 5(a).

The fair value of the Note approximates the carrying value as at December 31, 2017 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2017 and March 31, 2017:

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

As at December 31, 2017
			Financial
	At fair value		liabilities at
	through	Loans and	amortized
	profit or loss	receivables	cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	1,285,495	-	1,285,495
Amounts receivable	-	45,167	-	45,167
Total	-	1,330,662	-	1,330,662

Financial liabilities
Accounts payable and accrued liabilities	-	-	754,229	754,229
Convertible note	-	-	1,884,443	1,884,443
Accrued interest	-	-	279,607	279,607
Derivative liability	6,046	-	-	6,046
Total	6,046	-	2,918,279	2,924,325

As at March 31, 2017
			Financial
	At fair value		liabilities at
	through	Loans and	amortized
	profit or loss	receivables	cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	4,701,108	-	4,701,108
Amounts receivable	-	163,668	-	163,668
Total	-	4,864,776	-	4,864,776

Financial liabilities
Accounts payable and accrued liabilities	-	-	516,883	516,883
Convertible note	-	-	1,818,473	1,818,473
Accrued interest	-	-	146,696	146,696
Derivative liabilities	197,613	-	-	197,613
Total	197,613	-	2,482,052	2,679,665

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Unaudited)
(Prepared in Canadian dollars)

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2017 and March 31, 2017, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	Dec. 31, 2017	March 31, 2017
U.S. Dollars
Cash and cash equivalents	$487,069	$661,588
Amounts receivable	11,043	8,062
Accounts payable and accrued liabilities	(29,056)	(23,454)
Net exposure	$469,056	$646,196

Canadian dollar equivalent	$588,431	$859,376

Based on the above net exposure at December 31, 2017, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $59,000 (March 31, 2017 - $86,000) in the Company’s loss from operations.

12.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended December 31, 2017.

13.	Subsequent events

Subsequent to December 31, 2017, 452,000 options were granted to directors and employees. The options have a term of 10 years and are exercisable at $0.69 per share. In addition, 165,844 options with a weighted average exercise price of $4.29 were cancelled in January 2018 pursuant to the resignation of a director in December 2017.